WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China, 610041

Tel: +86 (28) 86210882

VIA EDGAR

April 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Demarest
Jennifer Monick
Ronald (Ron) E. Alper
Pam Howell

Re:	WF International Ltd.
Registration Statement on Form F-1
Filed November 8, 2023
CIK No. 0001979610

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 17, 2023, regarding the Registration Statement on Form F-1 (the “Registration Statement”) filed to the Commission on November 8, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.  In response to the Staff’s comments, the Company is filing via Edgar Amendment No. 1 to Registration Statement (the “Amendment No. 1”) with this response letter.

Registration Statement on Form F-1 Filed November 8, 2023

Prospectus Cover Page, page 1

1.	Please revise to disclose Mr. Chen's ownership after the offering assuming the overallotment is exercised, in addition to the current disclosure.

In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of the Amendment No. 1.

General

2.	We note the changes you made to your disclosure appearing on the cover page and Risk Factor section relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last draft registration statement amendment submitted on September 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the last draft registration statement amendment submitted on September 7, 2023.

In response to the Staff’s comment, we have restored the disclosures on the prospectus cover page, in the prospectus summary on pages 8, 11, and 13, and in the “Risk Factor” section on pages 18, 20-26 and 32 of the Amendment No. 1.

3.	We note that in your response to prior comment 1 you state the two leases were registered on September 27, 2023 and that you removed the prior risk factor disclosure. Please revise to provide clear disclosure throughout the filing of the prior failure to register the two lease agreements with the relevant government authorities. Please specify the governmental authorities with whom the leases were filed, any fines or penalties due to the failure to register, and whether this failure to register has or may in the future impact the other regulatory permissions you have received or will receive. Please add risk factor disclosure.

In response to the Staff’s comment, we have restored and revised the risk factor disclosures in the “Risk Factor” section on page 35 of the Amendment No. 1.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP